
                                                                   EXHIBIT 12

                            ROHM AND HAAS COMPANY
                              AND SUBSIDIARIES


              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (MILLIONS OF DOLLARS)


                        THREE MONTHS
                            ENDED             YEAR ENDED DECEMBER 31,
                          MARCH 31,    --------------------------------------
                            1999        1998    1997    1996    1995    1994
                        ------------   ------  ------  ------  ------  ------
Earnings before income
  taxes                   $  176       $  680  $  611  $  530  $  441  $  407
Fixed charges                 18           64      71      75      84      82
Capitalized interest
  adjustment                   2            5       3      (1)     (5)     (2)
Undistributed earnings
  adjustment                   7            1     (11)     12      (3)     (2)
                        ------------   ------  ------  ------  ------  ------
    Earnings              $  203       $  750  $  674  $  616  $  517  $  485
                        ------------   ------  ------  ------  ------  ------
Ratio of earnings to
  fixed charges             11.3         11.7     9.5     8.2     6.2     5.9
                        ------------   ------  ------  ------  ------  ------

Note: Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings (losses) of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.